Exhibit 99.1

MOTIF BIO TO PRESENT THREE POSTERS AT IDWEEK 2017

NEW YORK, July 6, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced that three abstracts have been accepted for poster presentations at the Infectious Diseases Week Annual Meeting in San Diego 4-8 October 2017.

The title and description of each poster and presentation times are noted below. All posters will be exhibited at the San Diego Convention Center Halls CD.  The posters will be made available on the company’s website following their presentation at the conference.

(1) A Phase 3, Randomized, Double-Blind, Multicenter Study to Evaluate the Safety and Efficacy of Intravenous Iclaprim Versus Vancomycin in the Treatment of Acute Bacterial Skin and Skin Structure Infections Suspected or Confirmed to be Due to Gram-Positive Pathogens (REVIVE-1). This is a 600 patient study comparing iclaprim 80 mg to vancomycin 15 mg/kg both administered intravenously every 12 hours for 5 to 14 days at the endpoints: early clinical response (20% or more reduction in lesion size) and test of cure (resolution of signs and symptoms of ABSSSI such that no further antibiotics are needed).

These data will be presented at the Clinical Study with New Antibiotics and Antifungals session on Saturday October 7, between 12:30 and 2:00pm (Abstract 63284).

(2) Effects of Iclaprim and Trimethoprim on Exotoxin Production by Methicillin-resistant Staphylococcus aureus. This is an in vitro study comparing the effects of sub-inhibitory doses of dihydrofolate reductase inhibitors with cell wall-active agents on transcription and translation of important and common toxins (alpha hemolysin, Panton-Valentine Leukocidin and toxic shock syndrome toxin-1) from two clinical MRSA isolates.

These data will be presented at the Expanded Spectrum — New Antimicrobial Susceptibility Testing session on Friday October 6, between 12:30 and 2:00pm. (Abstract 64753).

(3) Efficacy Evaluation of Iclaprim in a Neutropenic Rat Lung Infection Model with Methicillin-Resistant Staphylococcus aureus Entrapped in Alginate Microspheres.  This is an in vivo study comparing the colony forming unit (CFU) reduction and mortality of rats in an experimental animal model of a chronic pulmonary infection using a strain of methicillin resistant S. aureus and treatment with iclaprim compared to vancomycin. Bacterial reduction and mortality were measured in this experimental animal model of a chronic pulmonary infection which mimics the pathophysiology observed in patients with cystic fibrosis.

These data will be presented at the Preclinical Study with New Antibiotics and Antifungals session on Friday October 6, between 12:30 and 2:00pm. (Abstract 63283).

About iclaprim

Iclaprim is a novel antibiotic candidate, designed to be effective against bacteria that have developed resistance to other antibiotics. Iclaprim exhibits potent activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin-sensitive Staphylococcus aureus (MSSA) and methicillin-resistant Staphylococcus aureus (MRSA). The MIC90 of iclaprim was lower, demonstrating higher potency, than most comparators including vancomycin and linezolid, standard of care therapies used in serious and life-threatening Gram-positive hospital infections. To date, iclaprim has been studied in over 1,000 patients and healthy volunteers. No dosage adjustment is required in patients with renal impairment, or in obese patients. The iclaprim fixed dose may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided, and overall hospital treatment costs may be lower, especially in renally impaired patients.

IDWeek

IDWeek is attended by over 6000 healthcare professionals practicing or involved in infectious diseases and healthcare epidemiology and prevention, including researchers, clinicians, quality and patient safety practitioners, epidemiologists.  In addition, public health officials, including those who see HIV and pediatric patients attend in numbers.  It is a meeting for professionals who want to stay current and apply state-of-the art science to clinical care, and excel in their own career.

About Motif Bio: www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin-resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com